compare of TFTO 485A filing summary prospectus with new material for 485B filing

TAX-FREE TRUST OF OREGON

SUMMARY PROSPECTUS

                                                                                                January 31, 2011

Tickers:	Class A – ORTFX	Class C – ORTCX
	Class I – I-ORTIX	Class Y – ORTYX

This summary prospectus is designed to provide investors with key Trust information in a clear and concise format.  Before you invest, you may want to review the Trust’s complete Prospectus, which contains more information about the Trust and its risks. You can find the Trust's Prospectus and other information about the Trust online at www.aquilafunds.com/literature.html. You can also get this information at no cost by calling 800-437-1020 (toll-free) or by sending an e-mail request to info@aquilafunds.com. If you purchase shares of the Trust through a broker-dealer or other financial intermediary (such as a bank), the Prospectus and other information will also be available from your financial intermediary. The Trust's Prospectus and Statement of Additional Information, both dated January 31, 2011, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

Investment Objective

The Trust’s objective is to provide you as high a level of current income exempt from Oregon state and regular Federal income taxes as is consistent with preservation of capital.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of the Trust. You may qualify for sales charge discounts if you and your immediate family invest, or agree to invest in the future, at least $25,000 in the Trust or in other funds in the Aquila Group of Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "Alternative Purchase Plans” on page __ of the Trust's Prospectus, "What are the sales charges for purchases of Class A Shares” on page __ of the Prospectus and "Reduced Sales Charges for Certain Purchases of Class A Shares” on page __ of the Prospectus. No Class I Shares are currently outstanding.

Shareholder Fees (fees paid directly from your investment)

TO BE UPDATED:

	Class A Shares	Class C Shares	Class I Shares	Class Y Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price);	4.00%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of redemption value or purchase price)	None)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends or Distributions (as a percentage of offering price)	None	None	None	None
Redemption Fees	None	None	None	None
Annual Trust Operating Expenses (Expenses that you pay each year as a percentage of your investment)
Management Fee	0.40%	0.40%	0.40%	0.40%
Distribution (12b-1) Fee	0.15%	0.75%	0.15%)	None
Other Expenses	0.18%	0.43%	0.37%	0.18%
Total Annual Trust Operating Expenses	0.73%	1.58%	0.92%	0.58%

(1)
Purchases of $1 million or more have no sales charge but a contingent deferred sales charge of up to 1% for redemptions within two years of purchase and up to 0.50 of 1% for redemptions during the  third and fourth years after purchase.

(2)	Current rate; up to 0.25% can be authorized.

Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Trust for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Trust’s operating expenses remain the same. Six years after the date of purchase, Class C Shares automatically convert to Class A Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

TO BE UPDATED

	1 year	3 years	5 years	10 years
Class A Shares	$472	$624	$790	$1,270
Class C Shares	$261	$499	$860	$1,439
Class I Shares	$94	$293	$509	$1,131
Class Y Shares	$59	$186	$324	$726

You would pay the following expenses if you did not redeem your Class C Shares:

Class C Shares	$161	$499	$860	$1,439

Portfolio Turnover

The Trust pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Trust shares are held in a taxable account. These costs, which are not reflected in annual Trust operating expenses or in the example, affect the Trust's performance. During the most recent fiscal year, the Trust's portfolio turnover rate was __% of the average value of its portfolio.

Principal Investment Strategies

The Trust invests in tax-free municipal obligations which pay interest exempt from Oregon state and regular Federal income taxes. We call these “Oregon Obligations.” In general, all or almost all of these obligations are issued by the State of Oregon, its counties and various other local authorities. At least 80% of the Trust’s assets will always consist of Oregon obligations of these issuers. These obligations can be of any maturity, but the Trust’s average portfolio maturity has traditionally been between 10 and 18 years.

At the time of purchase, the Trust’s Oregon Obligations must be of investment grade quality. This means that they must either

*	be rated within the four highest credit ratings assigned by nationally recognized statistical rating organizations or,

*	if unrated, be determined to be of comparable quality by the Trust’s Sub-Adviser~~, FAF Advisors, Inc~~..

The Sub-Adviser selects obligations for the Trust’s portfolio to best achieve the Trust’s objective by considering various characteristics including quality, maturity and coupon rate.

The Trust may use futures and options on futures to “hedge” or protect its portfolio from adverse movements in securities prices and interest rates.

Principal Risks

The Trust’s assets, being primarily or entirely Oregon issues, are subject to economic and other conditions affecting Oregon. Adverse local events, such as the current downturn in the Oregon economy and continued high unemployment, could affect the value of the Trust’s portfolio. (See “What are the main risk factors and special considerations specifically relating to investment in Oregon Issuers?” in the Trust’s Prospectus.)

There are two types of risk associated with any fixed-income debt securities such as Oregon Obligations: interest rate risk and credit risk.

*
Interest rate risk relates to fluctuations in market value arising from changes in prevailing interest rates. If interest rates rise, the value of debt securities, including Oregon Obligations, will normally decline. If the value of Oregon Obligations held by the Trust declines, the net asset value of your shares in the Trust will also decline. Oregon Obligations with longer maturities generally have a more pronounced reaction to interest rate changes than shorter-term securities.

*	Credit risk relates to the ability of the particular issuers of the Oregon Obligations the Trust owns to make periodic interest payments as scheduled and ultimately repay principal at maturity.

There are risks in using futures and options for hedging purposes.  These include possible incorrect judgments regarding future movements in credit markets and imperfect correlation in hedging strategies.

An investment in the Trust is not a deposit in FAF Advisors, Inc., any of its bank or non-bank affiliates or any other bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Trust is classified as a “non-diversified” investment company under the Investment Company Act of 1940 (the “1940 Act”). Thus, compared with “diversified” funds, it may invest a greater percentage of its assets in obligations of a particular issuer. In general, the more the Trust invests in the securities of specific issuers, the more the Trust is exposed to risks associated with investments in those issuers.

Loss of money is a risk of investing in the Trust.

Trust Performance

The following bar chart and table provide some indication of the risks of investing in the Trust by showing changes in the Trust’s performance from year to year and by showing how the Trust’s average annual returns for the designated periods with those of a broad measure of market performance. The Trust's past performance (before and after taxes) is not necessarily an indication of how the Trust will perform in the future. Updated performance information is available at www.aquilafunds.com or by calling 800-437-1020 (toll-free).

TO BE UPDATED:
ANNUAL TOTAL RETURNS
Class Y Shares
2001 - 2010

12%                                                                   11.10%
                                                                       XXXX
10%                   9.20%                                            XXXX
                      XXXX                                             XXXX
8%                    XXXX                                             XXXX
                      XXXX                                             XXXX
6%                    XXXX                                             XXXX
               4.59%  XXXX   5.14%                                     XXXX
4%             XXXX   XXXX   XXXX   3.94%         3.78%                XXXX
               XXXX   XXXX   XXXX   XXXX   2.77   XXXX   2.99          XXXX
2%             XXXX   XXXX   XXXX   XXXX   XXXX   XXXX   XXXX          XXXX
               XXXX   XXXX   XXXX   XXXX   XXXX   XXXX   XXXX          XXXX
0%             XXXX   XXXX   XXXX   XXXX   XXXX   XXXX   XXXX  -1.03   XXXX
                                                                XXXX
-2                                                              XXXX
               2001   2002   2003   2004   2005   2006   2007   2008   2009   2010

Calendar Years
During the 10-year period shown in the bar chart, the highest return for a quarter was 5.51% (quarter ended September 30, 2009) and the lowest return for a quarter was -3.17% (quarter ended September 30, 2008).

TO BE UPDATED:
	Average Annual Total Returns for the Periods Ended December 31, 2010
	1 Year	5 Years	10 Years
Class Returns Before Taxes:
Class A	6.53%	2.84%	4.63%
Class C	8.97%	2.81%	4.16%
Class Y	11.10%	3.85%	5.21%
Class Y Returns After Taxes:
On Distributions	11.09%	3.84%	5.19%
On Distributions and Redemption	8.72%	3.87%	5.11%
Barclays Capital Quality Intermediate Municipal Bond Index(1)	7.36%	4.42%	5.30%

These returns are calculated using the highest individual Federal income and capital gains tax rates in effect at the time of each distribution and redemption, but do not reflect state and local taxes.  Actual after-tax returns will depend on your specific situation and may differ from those shown.  The after-tax returns shown will be irrelevant to investors owning shares through tax-deferred accounts, such as IRAs or 401(k) plans.  The total returns reflect reinvestment of dividends and distributions.

This index is unmanaged and does not reflect deductions for fund operating expenses or sales charges.

Management

Investment Adviser

Aquila Investment Management LLC (the “Manager”)

Sub-Adviser

~~FAF Advisors, Inc. (“FAF”)~~

Davidson Fixed Income Management, Inc., doing business as Kirkpatrick Pettis Capital Management

~~Portfolio Manager -- Mr. Michael Hamilton, Director and Senior~~ Portfolio Manager ~~of FAF.  He~~-- Mr. Chris Johns. Mr. Johns has been the portfolio manager ~~or assistant portfolio manager of the Trust since 1994.~~of Aquila Tax-Free Fund of Colorado, which has investment objectives similar to those of the Trust, since that fund’s inception in 1987. Mr. Johns is a Senior Vice President of the Sub-Adviser and has been an officer of it and its predecessor companies since 1992.

Purchase and Sale of Trust Shares

You may purchase, redeem or exchange shares of the Trust on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange Class A Shares or Class C shares either through a financial advisor or directly from the Trust and Class I Shares and Class Y Shares through a financial intermediary. The minimum initial purchase into the Trust is $1,000, and $50 if an automatic investment program is established. There is no minimum for subsequent investments.

Tax Information

The Trust's distributions of its net exempt interest income from Oregon Obligations are generally exempt from regular Federal and Oregon state income tax. A portion of these distributions, however, may be subject to the Federal alternative minimum tax. It is possible that a portion of the Trust’s dividends will be subject to Federal and Oregon income taxes. There may be distributions of capital gains which will be taxable.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Trust through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Trust and its Distributor or Manager may pay the intermediary for the sale of Trust shares and related shareholder servicing activities. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Trust over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.